UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-42189

Orangekloud Technology Inc.

(Registrant’s Name)

70 Bendemeer Road

#04-04 Luzerne

Singapore 339940

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On February 10, 2026, Orangekloud Technology Inc. (the “Company”) entered into a non-binding Letter of Intent (the “LOI”) with Orbis Technology Limited (“Orbis”), pursuant to which the Company and Orbis desire to negotiate a transaction with regards to the acquisition and continued operation of VeVe by the Company, through the private issuance and sale of Company shares, for the acquisition of the entire issued share capital and undertaking of Orbis (the “Reverse Merger Transaction”). Following the Reverse Merger Transaction, co-founders and shareholders of Orbis would collectively own the majority of the issued shares in the Company, and current shareholders of the Company would hold a minority stake. The Company expects to continue with the dual-class share structure following the Reverse Merger Transaction.

The parties are working to finalize terms in order to proceed toward a definitive implementation agreement.

On February 11, the Company issued a press release (the “Press Release”) announcing the LOI. A copy of the Press Release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and incorporated herein by reference.

This Report on Form 6-K, including Exhibits 99.1 hereto, contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, among other things, statements regarding the Reverse Merger Transaction, the anticipated structure and timing of the Reverse Merger Transaction, expected ownership percentages, listing and governance expectations, contemplated restructuring and divestiture activities, and pre-closing financing activities. Important factors that could cause actual results to differ materially are included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements except as required by applicable law.

The information furnished in this Report on Form 6-K, including Exhibits 99.1 hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such a filing.

No Offer or Solicitation

This filing is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release issued on February 11, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orangekloud Technology Inc.

Date: February 11, 2026	By:	/s/ Goh Kian Hwa
	Name:	Goh Kian Hwa
	Title:	Chief Executive Officer

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